EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
May 2, 2017

In this Management's Discussion and Analysis ("MD&A"), "we", "us", "our", "Shopify" and "the Company" refer to Shopify Inc. and its consolidated subsidiaries, unless the context requires otherwise. In this MD&A, we explain Shopify's results of operations and cash flows for the three months ending March 31, 2017 and 2016, and our financial position as of March 31, 2017. You should read this MD&A together with our audited consolidated financial statements and the accompanying notes for the fiscal year ended December 31, 2016. Additional information regarding Shopify, including our 2016 annual information form and our annual report on Form 40-F for the year ended December 31, 2016, is available on our website at www.shopify.com, or at www.sedar.com and www.sec.gov.

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are in U.S. dollars except where otherwise indicated.
Our MD&A is intended to enable readers to gain an understanding of Shopify’s results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the most recently completed fiscal quarter with the preceding fiscal quarter. We also provide analysis and commentary that we believe will help investors assess our future prospects. In addition, we provide “forward-looking statements” that are not historical facts, but that are based on our current estimates, beliefs and assumptions and which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from current expectations. Forward-looking statements are intended to assist readers in understanding management's expectations as of the date of this MD&A and may not be suitable for other purposes. See “Forward-looking statements” below.
In this MD&A, references to our “solutions” means the combination of products and services that we offer to merchants, and references to “our merchants” as of a particular date means the total number of unique shops that are paying for a subscription to our platform.

Forward-looking statements

This MD&A contains forward-looking statements under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, and forward-looking information within the meaning of applicable Canadian securities legislation.

In some cases, you can identify forward-looking statements by words such as “may”, "might", “will”, “should”, “could”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “continue”, or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this MD&A include, but are not limited to, statements about:

•	the continued expansion of the number of channels for merchants to transact through;

•	the continued growth of our app developer, theme designer and partner ecosystem;

•	our revenue growth objectives and expectations about future profitability;

•	the achievement of advances in, and expansion of, our platform and our solutions;

•	the intended growth of our business and making acquisitions and investments, and our expectation that such acquisitions and investments will help drive our growth;

•	our expectation that our business may become more seasonal in the future, and that historical patterns may not be a reliable indicator of our future performance;

•	our expectation that the cost of subscription solutions will increase as we continue to invest in growing our business;

•	our expectation that our gross margin percentage on subscription solutions will fluctuate modestly;

•	our expectation that our cost of merchant solutions will increase;

•	our expectation that our gross margin percentage on merchant solutions may increase over time;

•
our expectation that over time our additional higher-margin merchant solutions offerings, such as Shopify Shipping and Shopify Capital, will become a larger component of our merchant solutions revenue;

•	our expectation that we will continue to expand Shopify Payments and Shopify Shipping internationally;

•	our plan to continue to expand sales and marketing efforts, including adding sales personnel and expanding our sales and marketing activities;

•	our expectation that sales and marketing expenses will increase, but over time will decrease as a percentage of total revenues;

•	our expectation that research and development expenses will increase, but over time will decrease as a percentage of total revenues;

•	our expectation that general and administrative expenses will increase, but over time may decrease as a percentage of total revenues;

•	our expectation that the trend of merchant solutions revenue growing as a proportion of total revenues, especially in our fourth quarter, will continue over time;

•	our belief that we have sufficient liquidity to meet our current and planned financial obligations;

•	our expectations regarding potential contingent obligations; and

•	our expectations regarding the impact of accounting standards not yet adopted.

The forward-looking statements contained in this MD&A are based on our management’s perception of historic trends, current conditions and expected future developments, as well as other assumptions that management believes are appropriate in the circumstances, which include, but are not limited to:

•	our ability to offer more sales channels that can connect to the platform;

•	our belief in the increasing importance of a multi-channel platform;

•	our belief that commerce transacted over mobile will continue to grow more rapidly than desktop transactions;

•	our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform and expansion of sales and marketing activities;

•	our ability to enhance our ecosystem and partner programs, and the assumption that this will drive growth in our merchant base, further accelerating growth of the ecosystem;

•	our ability to expand our merchant base;

•	our ability to retain merchants as they grow their businesses on our platform;

•	our belief that Shopify Payments will drive higher merchant retention rates;

•	our ability to increase sales and revenues from both new and existing merchants;

•	our belief that our merchant solutions make it easier for merchants to start a business and grow on our platform;

•	our ability to develop new solutions to extend the functionality of our platform;

•	assumptions about the growth of our merchants’ revenues;

•	our ability to provide a high level of merchant service and support;

•	our ability to hire, retain and motivate qualified personnel;

•	our ability to reach economies of scale;

•	our ability to generate revenue while controlling costs and expenses, and our ability to reach profitability;

•	our assumptions regarding the principal competitive factors in our markets;

•	our ability to predict future commerce trends and technology;

•
our belief that our investments and acquisitions will increase our revenue base, improve the retention of this base, strengthen our ability to increase sales to our merchants and help drive our growth;

•	our belief that monthly recurring revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships;

•	our assumption that the number of merchants using our platform will increase along with the cost of supporting them;

•	our assumptions as to the mix of subscription plans that our merchants select;

•	our plans as to the timing of infrastructure expansion projects;

•	our assumptions that the number of merchants utilizing our merchant solutions will increase and that the volumes processed continues to grow;

•	our assumptions that higher-margin solutions such as Shopify Capital and Shopify Shipping continue to grow through increased adoption and international expansion;

•
our belief that our investments in sales and marketing initiatives will continue to be effective in growing the number of merchants using our platform, in retaining existing merchants and increasing revenues from both;

•	our ability to develop processes, systems and controls to enable our internal support functions to scale with the growth of our business;

•	our ability to increase the functionality of our platform;

•	our ability to obtain sufficient space for our growing employee base;

•	our ability to protect against currency, interest rate, concentration of credit and inflation risks;

•	our assumptions as to our future expenses and financing requirements;

•	our assumptions as to our critical accounting policies and estimates; and

•	our assumptions as to the effects of accounting pronouncements to be adopted.

Factors that may cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our Annual Information Form for the year ended December 31, 2016 and elsewhere in this MD&A, including but not limited to risks relating to:

•	our rapid growth and managing our growth;

•	our history of losses and our potential inability to achieve profitability;

•	our limited operating history in new and developing markets;

•	our ability to innovate;

•	a denial of service attack or security breach;

•	merchants onboarded and payments processed through Shopify Payments;

•	our reliance on third party suppliers to provide the technology we offer through Shopify Payments and Shopify Shipping, and our reliance on a concentrated number of suppliers;

•	the security of personally identifiable information we store relating to merchants and their customers;

•	serious software errors or defects;

•	exchange rate fluctuations that may negatively affect our results of operations;

•	our potential inability to achieve or maintain data transmission capacity;

•	the reliance of our growth in part on the success of our strategic relationships with third parties;

•	our potential failure to maintain a consistently high level of customer service;

•	the limited number of data centers we use;

•	ineffective operations of our solutions when accessed through mobile devices;

•	changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers;

•	the impact of worldwide economic conditions, including the resulting effect on spending by small and medium-sized businesses ("SMBs") or their customers;

•	potential claims by third parties of intellectual property infringement;

•	our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology;

•	our use of "open source" software;

•	our potential inability to generate traffic to our website through search engines and social networking sites;

•	our potential failure to effectively maintain, promote and enhance our brand;

•	our potential inability to hire, retain and motivate qualified personnel;

•	our dependence on the continued services and performance of our senior management and other key employees;

•	activities of merchants or the content of their shops;

•	seasonal fluctuations;

•	international sales and the use of our platform in various countries;

•
our reliance on computer hardware, purchased or leased, software licensed from and services rendered by third parties, in order to provide our solutions and run our business, sometimes by a single-source supplier;

•	our potential inability to compete successfully against current and future competitors;

•	our pricing decisions for our solutions;

•	acquisitions and investments;

•	provisions of our financial instruments;

•	our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all;

•	unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns;

•	new tax laws could be enacted or existing laws could be applied to us or our merchants;

•	being required to collect federal, state and local business taxes and sales and use taxes in additional jurisdictions or for past sales;

•	our tax loss carryforwards;

•	our dependence upon consumers’ and merchants’ access to, and willingness to use, the internet for commerce;

•	challenges in expanding into new geographic regions;

•	Shopify Capital and offering merchant cash advances;

•	ownership of our shares;

•	our sensitivity to interest rate fluctuations;

•	our concentration of credit risk, and the ability to mitigate that risk using third parties; and

•	the risk of inflation.

Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in our forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future results. You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this MD&A represent our views as of the date of this MD&A. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this MD&A.

Overview

Shopify provides the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants use our software to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. As the number of channels over which merchants transact continues to expand, the importance of a multi-channel platform that is both fully integrated and easy to use increases. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, ship orders, build customer relationships and leverage analytics and reporting all from one integrated back office.

Commerce transacted over mobile devices continues to grow more rapidly than desktop transactions. For several years Shopify has focused on enabling mobile commerce and our merchants are now able to offer their customers the ability to quickly and securely check out by using Apple Pay, and other mobile wallets. Using Shopify Mobile, merchants have the ability to set-up, track, and manage their business on the go.

We’ve accumulated over 10 years of data that we are leveraging to create an intelligent platform that assists merchants in enhancing the experience provided to their customers. Large volumes of data are critical to effective data-driven predictions and decision-making, and in 2016 alone there were more than 35 billion interactions by more than 100 million consumers on the Shopify platform.  We apply machine learning to leverage these massive datasets to improve the effectiveness of our operations, enhance the Shopify platform, improve conversion rates for both ourselves and our merchants, and build solutions that guide merchants in solving key problems that they face, such as pricing and discounting, distribution channels, order fraud, and shipping rate and route optimization.

The Shopify platform has been engineered to enterprise-level standards and functionality while being designed for simplicity and ease-of-use. We have also designed our platform with a robust technical infrastructure able to manage large spikes in traffic and with an app ecosystem to integrate additional functionality. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.

A rich ecosystem of app developers, theme designers and other partners has evolved around the Shopify platform. With approximately 12,000 active partners referring merchants over the last year, we have built a strong, symbiotic relationship with our partners that continues to grow. We believe this ecosystem has grown in part due to the platform’s functionality, which is highly extensible and can be expanded through our application program interface ("API") and the approximately 1,500 apps available in the Shopify App Store. This ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.

Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes and retail verticals realize their potential. While our platform can scale to meet the needs of larger merchants, we focus on selling to SMBs. As a result, most of our merchants are on subscription plans that cost less than $50 per month, which is in line with our focus of providing cost effective solutions for early stage businesses. In the three months ended March 31, 2017, our platform processed Gross Merchandise Volume ("GMV") of $4.8 billion, representing an increase of 81.2% from the three months ended March 31, 2016. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators.”

Our business has experienced rapid growth. During the three months ended March 31, 2017 our total revenue was $127.4 million, an increase of 75.2% versus the three months ended March 31, 2016. Our business model has two revenue streams: a recurring subscription component we call subscription solutions and a merchant success-based component we call merchant solutions.
In the three months ended March 31, 2017, subscription solutions revenues accounted for 48.7% of our total revenues (53.2% in the three months ended March 31, 2016). We offer a range of plans that increase in price depending on additional features and economic considerations. Our highest-end plan, Shopify Plus, has grown rapidly since its launch in November 2014.  Offered at a starting rate that is several times that of our Shopify Advanced plan, Shopify Plus caters to merchants with higher-volume sales and offers additional functionality, scalability and support requirements, including a dedicated Merchant Success Manager. Unilever, Nestle, GE, Red Bull and Kylie Cosmetics are a few of the Shopify Plus merchants seeking a reliable, cost-effective and scalable commerce solution. The flexibility of our pricing plans is designed to help our merchants grow in a cost-effective manner and to provide more advanced features and support as their business needs evolve.
Revenue from subscription solutions is generated through the sale of subscriptions to our platform as well as from the sale of themes, apps and the registration of domain names. Our merchants typically enter into monthly subscription agreements. As described in the "Key Components of Results of Operations," the revenue from these agreements is recognized ratably over the relative period and therefore we have deferred revenue on our balance sheet. We do not consider this deferred revenue balance to be a good indicator of future revenue. Instead, we believe Monthly Recurring Revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships. Subscription solutions revenues increased from $38.7 million in the three months ended March 31, 2016 to $62.1 million in the three months ended March 31, 2017, representing an increase of 60.4%. As of March 31, 2017, MRR totaled $20.7 million, representing an increase of 62.2% relative to MRR at March 31, 2016. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators.”

We offer a variety of merchant solutions that are designed to add value to our merchants and augment our subscription solutions. During the three months ended March 31, 2017, merchant solutions revenues accounted for 51.3% of total revenues (46.8% in the year ended March 31, 2016). We principally generate merchant solutions revenues from payment processing fees from Shopify Payments. Shopify Payments is a fully integrated payment processing service that allows our merchants to accept and process payment cards online and offline. In addition to payment processing fees from Shopify Payments, we also generate merchant solutions revenue from transaction fees, Shopify Shipping, Shopify Capital, referral fees from partners, and sales of point-of-sale ("POS") hardware. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Merchant solutions revenues increased from $34.0 million in the three months ended March 31, 2016, to $65.3 million in the three months ended March 31, 2017, representing an increase of 92.0%.
Our business model is driven by our ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants. Our merchants represent a wide array of retail verticals and business sizes and no single merchant has ever represented more than five percent of our total revenues in a single reporting period. We believe that our future success is dependent on many factors, including our ability to expand our merchant base, retain merchants as they grow their businesses on our platform, offer more sales channels that can connect to the platform, develop new solutions to extend the functionality of our platform, enhance our ecosystem and partner programs, provide a high level of merchant service and support, and hire, retain and motivate qualified personnel.
We have focused on rapidly growing our business and plan to continue making investments to drive future growth. We believe that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants. If we are unable to achieve our revenue growth objectives, we may not be able to achieve profitability.

Key Performance Indicators

Key performance indicators, which we do not consider to be non-GAAP measures, that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include Monthly Recurring Revenue ("MRR") and Gross Merchandise Volume ("GMV"). Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

The following table sets forth the key performance indicators that we use to evaluate our business for the three months ended March 31, 2017 and 2016.

	Three months ended March 31,
	2017	2016
	(in thousands)
Monthly Recurring Revenue	$20,733	$12,779
Gross Merchandise Volume	$4,841,496	$2,671,801

Monthly Recurring Revenue

We calculate MRR at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee in effect on the last day of that period, assuming they maintain their subscription plans the following month. MRR allows us to average our various pricing plans and billing periods into a single, consistent number that we can track over time. We also analyze the factors that make up MRR, specifically the number of paying merchants using our platform and changes in our average revenue earned from subscription plan fees per paying merchant. In addition, we use MRR to forecast monthly, quarterly and annual subscription plan revenue which makes up the majority of our subscriptions solutions revenue. We had $20.7 million of MRR as at March 31, 2017.

Gross Merchandise Volume

GMV is the total dollar value of orders processed directly through our platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. GMV does not represent revenue earned by us. However, the volume of GMV processed through our platform is an indicator of the success of our merchants and the strength of our platform. Our merchant solutions revenues are also directionally correlated with the level of GMV processed through our platform. For the three months ended March 31, 2017 and 2016, we processed GMV of $4.8 billion and $2.7 billion respectively.

Factors Affecting the Comparability of our Results

Change in Revenue Mix

As a result of the continued growth of Shopify Payments, our revenues from merchant solutions and associated costs have increased significantly. Merchant solutions are intended to complement subscription solutions by providing additional value to our merchants and increasing their use of our platform. Gross profit margins on merchant solutions are typically lower than on subscription solutions due to the associated third-party costs of providing these solutions. As a result of the continued growth of Shopify Payments, the resultant shift in the mix of revenue sources has affected our overall gross margin percentage. More specifically, while our total revenues have increased in recent periods, principally as a result of Shopify Payments, our overall gross margin percentage has decreased in these periods. Although Shopify Payments is inherently a lower gross margin solution, we view this revenue stream as beneficial to our operating margins as Shopify Payments requires significantly less sales and marketing and research and development expense than Shopify’s core subscription business. Shopify Payments is also designed to drive higher retention among merchant subscribers.

Seasonality

Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Our merchants typically process additional GMV during the fourth quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future performance.

Foreign Currency Fluctuations

While most of our revenues are denominated in U.S. dollars, a significant portion of our operating expenses are incurred in Canadian dollars. As a result, our results of operations will be adversely impacted by an increase in the value of the Canadian dollar relative to the U.S. dollar. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located and these transactions expose us to currency fluctuations to the extent non-U.S. dollar based payment processing and other merchant solutions revenues increase.

Key Components of Results of Operations

Revenues

We derive revenues from subscription solutions and merchant solutions.

Subscription Solutions

We principally generate subscription solutions revenues through the sale of subscriptions to our platform. We also generate associated subscription solutions revenues from the sale of themes, apps, and the registration of domain names.

We offer subscription plans with various price points, from entry level plans to Shopify Plus, a plan for merchants with higher-volume sales that offers additional functionality, scalability and support. Our subscription plans typically have a one-month term, although merchants on Plus plans and a small number of our merchants on other plans have annual or multi-year subscription terms. Subscription terms automatically renew unless notice of cancellation is provided in advance. Merchants purchase subscription plans directly from us. Depending on the plan type, subscription fees are paid to us at either the start of the applicable subscription period or the end of the subscription period. The majority of subscription fees are received in advance of providing the related services, and we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period. For those subscription fees paid at the end of the subscription period, we record unbilled revenues as we provide the related service. Subscription fees are non-refundable.
We also generate additional subscription solutions revenues from merchants that have subscription plans with us through the sale of themes, apps, and the registration of domain names. Revenues from the sale of themes and apps are recognized at the time of the transaction. The right to use domain names is sold separately and is recognized on a ratable basis over the contractual term, which is typically an annual term. Revenues from the sale of apps are recognized net of amounts attributable to the third-party app developers, while revenues from the sale of themes and domains are recognized on a gross basis. Revenues from the sale of themes, apps, and the registration of domain names have been classified within subscription solutions on the basis that they are typically sold at the time the merchant enters into the subscription arrangement or because they are charged on a recurring basis.

Merchant Solutions

We generate merchant solutions revenues from payment processing fees from Shopify Payments, transaction fees, Shopify Shipping, Shopify Capital, referral fees from partners, and sales of POS hardware.

The significant majority of merchant solutions revenues are generated from Shopify Payments. Revenue from processing payments is recognized at the time of the transaction. For Shopify Payments transactions, fees are determined based in part on a percentage of the dollar amount processed plus a per transaction fee, where applicable.
For subscription plans where the merchant does not sign up for Shopify Payments, we typically charge a transaction fee based on a percentage of GMV processed. We bill our merchants for transaction fees at the end of a 30-day billing cycle or when predetermined billing thresholds are surpassed and any fees that have not been billed are accrued as an unbilled receivable at the end of the reporting period.
Shopify Shipping allows merchants to buy and print shipping labels and track orders directly within the Shopify platform. We bill our merchants when they have purchased shipping labels in excess of predetermined billing thresholds, and any charges that have not been billed are accrued as unbilled receivables at the end of the reporting period. For Shopify Shipping, fees are determined based on the type of labels purchased or the arrangement negotiated with third parties. In the case of the former, we recognize revenue from Shopify Shipping net of shipping costs, as we are the agent in the arrangement with merchants.
Shopify Capital, a merchant cash advance ("MCA") program, was launched in the United States in April 2016 to help eligible merchants secure financing and accelerate the growth of their business by providing access to simple, fast, and convenient working capital. We apply underwriting criteria prior to purchasing the eligible merchant's future receivables to help ensure collectability. Under Shopify Capital, we purchase a designated amount of future receivables at a discount. The purchase price is paid to the merchant at the time the MCA is entered into, and the merchant remits a fixed percentage of their daily sales until the outstanding balance has been remitted.  As cash remittances are collected by us, a portion is recognized ratably as a reduction to the merchant's receivable balance, and a portion, which is related to the discount, is recognized ratably as merchant solutions revenue. We have mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party to insure merchant cash advances offered by Shopify Capital.

We also generate merchant solutions revenues in the form of referral fees from partners to whom we direct business and with whom we have an arrangement in place. Pursuant to terms of the agreements with our partners, these revenues can be recurring or non-recurring. Where the agreement provides for recurring payments to us, we typically earn revenues so long as the merchant that we have referred to the partner continues to use the services of the partner. Non-recurring revenues generally take the form of one-time payments that we receive when we initially refer the merchant to the partner. In either case, we recognize referral revenues when we are entitled to receive payment from the partner pursuant to the terms of the underlying agreement.

In connection with Shopify POS, a sales channel that lets merchants sell their products and accept payments in-person from a mobile device, we sell compatible hardware products which are sourced from third-party vendors. We recognize revenues from the sale of POS hardware when title passes to the merchant in accordance with the shipping terms of the sale.

For a discussion of how we expect seasonal factors to affect our merchant solutions revenue, see “Factors Affecting the Comparability of our Results—Seasonality.”

Cost of Revenues

Cost of Subscription Solutions

Cost of subscription solutions consists primarily of costs associated with hosting infrastructure, billing processing fees and operations and merchant support expenses. Operations and merchant support expenses include costs associated with our data and network infrastructure and personnel-related costs directly associated with operations and merchant support, including salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.

Additionally, cost of subscription solutions includes costs we are required to pay to third-party developers in connection with sales of themes. Our paid themes are primarily designed by third-party developers who earn fees for each theme sold by us. The amount paid to the third-party developer varies depending on whether the developer has agreed to provide ongoing support to the merchant in connection with the merchant’s use of the theme.

Also included as cost of subscription solutions are domain registration fees and amortization of internal use software relating to the capitalized costs associated with the development of the platform and data infrastructure.

We expect that cost of subscription solutions will increase in absolute dollars as we continue to invest in growing our business, and as the number of merchants utilizing the platform increases along with the costs of supporting those merchants. Over time, we expect that our subscription solutions gross margin percentage will fluctuate modestly based on the mix of subscription plans that our merchants select and the timing of expenditures related to infrastructure expansion projects.

Cost of Merchant Solutions

Cost of merchant solutions primarily consists of costs that we incur when transactions are processed using Shopify Payments, such as credit card interchange and network fees (charged by credit card providers such as Visa, MasterCard and American Express) as well as third-party processing fees. Cost of merchant solutions also consists of costs associated with hosting infrastructure and operations and merchant support expenses, including personnel-related costs directly associated with merchant solutions such as salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.

Cost of merchant solutions also includes costs associated with POS hardware, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with our use of a third-party fulfillment company, shipping and handling and inventory adjustments. Also included within cost of merchant solutions is amortization of internal use software relating to capitalized costs associated with the development of merchant solutions.

We expect that the cost of merchant solutions will increase in absolute dollars in future periods as the number of merchants utilizing these solutions increases and the volume processed also grows. We believe that we may see increases in our gross margin percentage of merchant solutions as additional higher-margin merchant solutions offerings, such as Shopify Shipping and Shopify Capital, become a larger component of our merchant solutions revenue and we continue to expand Shopify Payments internationally.

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of marketing programs, partner referral payments related to merchant acquisitions, employee-related expenses for marketing, business development and sales, as well as the portion of merchant support required for the onboarding of prospective new merchants. Other costs within sales and marketing include commissions, travel-related expenses and corporate overhead allocations. Costs to acquire merchants are expensed as incurred. We plan to continue to expand sales and marketing efforts to attract new merchants, retain existing merchants and increase revenues from both new and existing merchants. This growth will include adding sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues.

Research and Development

Research and development expenses consist primarily of employee-related expenses for product management, product development and product design, contractor and consultant fees and corporate overhead allocations. We continue to focus our research and development efforts on adding new features and solutions, and increasing the functionality and enhancing the ease of use of our platform. While we expect research and development expenses to increase in absolute dollars as we continue to increase the functionality of our platform, over the long term we expect our research and development expenses will decline as a percentage of total revenues.

General and Administrative

General and administrative expenses consist of employee-related expenses for finance and accounting, legal, data analytics, administrative, human resources and IT personnel, professional fees, expected and actual losses related to Shopify Payments and Shopify Capital, other corporate expenses and corporate overhead allocations. We expect that general and administrative expenses will increase on an absolute dollar basis but may decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business.

Other Income (Expenses)

Other income (expenses) consists primarily of transaction gains or losses on foreign currency and interest income net of interest expense.

Quarterly Results of Operations

The following table sets forth our results of operations for the three months ended March 31, 2017 and 2016.

	Three months ended March 31,
	2017	2016
	(in thousands, except share and per share data)

Revenues:
Subscription solutions	$62,080	$38,706
Merchant solutions	65,299	34,016
	127,379	72,722
Cost of revenues(1):
Subscription solutions	12,254	8,232
Merchant solutions	42,884	24,405
	55,138	32,637
Gross profit	72,241	40,085
Operating expenses:
Sales and marketing(1)	45,334	28,008
Research and development(1)	26,594	13,670
General and administrative(1)	14,774	8,119
Total operating expenses	86,702	49,797
Loss from operations	(14,461)	(9,712)
Other income (expense):
Interest income, net	715	203
Foreign exchange gain (loss)	148	580
	863	783
Net loss	$(13,598)	$(8,929)
Basic and diluted net loss per share attributable to shareholders	$(0.15)	$(0.11)
Weighted average shares used to compute net loss per share attributable to shareholders	90,242,889	80,488,495

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended March 31,
	2017	2016
	(in thousands)
Cost of revenues	$249	$115
Sales and marketing	1,660	605
Research and development	6,318	2,291
General and administrative	1,920	781
	$10,147	$3,792

Revenues

	Three months ended March 31,		2017 vs. 2016
	2017	2016	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$62,080	$38,706	60.4%
Merchant solutions	65,299	34,016	92.0%
	$127,379	$72,722	75.2%
Percentage of revenues:
Subscription solutions	48.7%	53.2%
Merchant solutions	51.3%	46.8%
Total revenues	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $23.4 million, or 60.4%, for the three months ended March 31, 2017 compared to the same period in 2016. The period over period increase was primarily a result of growth in MRR which was largely driven by the higher number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $31.3 million, or 92.0%, for the three months ended March 31, 2017 compared to the same period in 2016. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing in the three months ended March 31, 2017 compared to the same period in 2016. This increase was a result of an increase in the number of merchants using our platform, expansion into new geographical regions, and an increase in adoption of Shopify Payments by our merchants, which drove GMV of $1.8 billion that was processed using Shopify Payments for the three months ended March 31, 2017. This compares to $1.0 billion in the same period in 2016.

In addition to the increase in revenue from Shopify Payments, revenue from transaction fees, referral fees from partners, and revenue from Shopify Shipping increased during the three months ended March 31, 2017 compared to the same period in 2016, as a result of the increase in GMV processed through our platform compared to the same period in 2016. Shopify Capital which was not introduced until the second quarter of 2016 also contributed to the increase in merchant solutions revenue during the three months ended March 31, 2017 compared to the same period in 2016.

Cost of Revenues

	Three months ended March 31,		2017 vs. 2016
	2017	2016	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$12,254	$8,232	48.9%
Cost of merchant solutions	42,884	24,405	75.7%
Total cost of revenues	$55,138	$32,637	68.9%
Percentage of revenues:
Cost of subscription solutions	9.6%	11.3%
Cost of merchant solutions	33.7%	33.6%
	43.3%	44.9%

Cost of Subscription Solutions
Cost of subscription solutions increased $4.0 million, or 48.9%, for the three months ended March 31, 2017 compared to the same period in 2016. The increase was primarily due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: employee-related costs, payments to third-party theme developers and domain registration providers, amortization related to our data centers, credit card fees for processing merchant billings and third-party infrastructure costs. Although cost of subscription solutions increased in terms of dollars, it decreased as a percentage of revenues from 11.3% in the three months ended March 31, 2016 to 9.6% in the three months ended March 31, 2017. The decrease was a result of savings on credit card fees for processing merchant billings; a decrease in the average cost of hosting our merchants and because of continued operational efficiencies.

Cost of Merchant Solutions

Cost of merchant solutions increased $18.5 million, or 75.7%, for the three months ended March 31, 2017 compared to the same period in 2016. The increase was primarily due to the increase in GMV processed through Shopify Payments, which resulted in higher payment processing fees, including interchange fees, increasing for the three months ended March 31, 2017 as compared to the same period in 2016.

Gross Profit

	Three months ended March 31,		2017 vs. 2016
	2017	2016	% Change
	(in thousands, except percentages)
Gross profit	$72,241	$40,085	80.2%
Percentage of total revenues	56.7%	55.1%

Gross profit increased $32.2 million, or 80.2%, for the three months ended March 31, 2017 compared to the same period in 2016. As a percentage of total revenues, gross profit increased from 55.1% in the three months ended March 31, 2016 to 56.7% in the three months ended March 31, 2017, principally due to higher margins on Shopify Payments versus the same period in 2016, as well as the introduction and growth of the higher margin merchant solutions products: Shopify Shipping and Shopify Capital. On a stand-alone basis, both subscription solutions and merchant solutions gross margins increased year over year. Merchant solutions are designed to complement subscription solutions by providing additional value to our merchants and increasing their use of our platform.

Operating Expenses

Sales and Marketing

	Three months ended March 31,		2017 vs. 2016
	2017	2016	% Change
	(in thousands, except percentages)
Sales and marketing	$45,334	$28,008	61.9%
Percentage of total revenues	35.6%	38.5%

Sales and marketing expenses increased $17.3 million, or 61.9%, for the three months ended March 31, 2017 compared to the same period in 2016, due to an increase of $6.4 million in marketing programs, such as advertisements on search engines and social media, to support the growth of our business; an increase of $9.8 million in employee-related costs, including allocated facilities expense ($1.1 million of which related to stock-based compensation and related payroll taxes); an increase of $0.6 million related to computer software and an increase of $0.6 million in consulting services year over year. Included in marketing programs for the three months ended March 31, 2016 were costs associated with Shopify Unite, which was Shopify's inaugural partner and developer conference. We expect an increase in sales and marketing expenses in Q2 2017 as a result of Unite 2017.

Research and Development

	Three months ended March 31,		2017 vs. 2016
	2017	2016	% Change
	(in thousands, except percentages)
Research and development	$26,594	$13,670	94.5%
Percentage of total revenues	20.9%	18.8%

Research and development expenses increased $12.9 million, or 94.5%, for the three months ended March 31, 2017 compared to the same period in 2016, due to an increase of $11.6 million in employee-related costs ($4 million of which related to stock-based compensation and related payroll taxes), and a $1.3 million increase in allocated facilities expenses.

General and Administrative

	Three months ended March 31,		2017 vs. 2016
	2017	2016	% Change
	(in thousands, except percentages)
General and administrative	$14,774	$8,119	82.0%
Percentage of total revenues	11.6%	11.2%
General and administrative expenses increased $6.7 million, or 82.0%, for the three months ended March 31, 2017 compared to the same period in 2016, due to an increase of $4.0 million in employee-related costs ($1.1 million of which related to stock-based compensation and related payroll taxes), a $1.7 million increase in actual and expected losses associated with Shopify Payments and Shopify Capital, an increase of $0.8 million in allocated facilities expense, and an increase of $0.2 million in software license costs.

Other Income (Expenses)

	Three months ended March 31,		2017 vs. 2016
	2017	2016	% Change
	(in thousands, except percentages)
Other income (expenses), net	$863	$783	*

*	Not a meaningful comparison

In the three months ended March 31, 2017 we had other income of $0.9 million, compared to other income of $0.8 million in the same period in 2016. In the three months ended March 31, 2017 the amount was driven by a year-over-year increase in interest income of $0.5 million, offset by a year-over-year increase in foreign exchange losses of $0.4 million.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly results of operations data for each of the eight quarters ended March 31, 2017. The information for each of these quarters has been derived from unaudited condensed consolidated financial statements that were prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflects all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our unaudited condensed consolidated financial statements and audited consolidated financial statements and related notes for the relevant period. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	June 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	June 30, 2015
	(in thousands, except per share data)
Revenues:
Subscription solutions	$62,080	$56,387	$49,839	$43,674	$38,706	$34,608	$29,560	$25,459
Merchant solutions	65,299	73,996	49,739	42,973	34,016	35,565	23,226	19,467
	127,379	130,383	99,578	86,647	72,722	70,173	52,786	44,926
Cost of revenues: (1)
Subscription solutions	$12,254	$11,593	10,555	9,098	8,232	7,662	6,414	5,422
Merchant solutions	42,884	50,655	35,271	30,026	24,405	26,044	17,005	14,068
	55,138	62,248	45,826	39,124	32,637	33,706	23,419	19,490
Gross profit	72,241	68,135	53,752	47,523	40,085	36,467	29,367	25,436
Operating expenses:
Sales and marketing(1)	45,334	39,016	32,777	29,413	28,008	22,527	18,216	16,091
Research and development(1)	26,594	24,472	19,462	16,732	13,670	13,541	10,068	8,800
General and administrative(1)	14,774	13,952	11,002	10,037	8,119	6,918	5,383	4,006
Total operating expenses	86,702	77,440	63,241	56,182	49,797	42,986	33,667	28,897
Loss from operations	(14,461)	(9,305)	(9,489)	(8,659)	(9,712)	(6,519)	(4,300)	(3,461)
Other income (expense)	863	438	369	220	783	212	(357)	165
Net loss	$(13,598)	$(8,867)	$(9,120)	$(8,439)	$(8,929)	$(6,307)	$(4,657)	$(3,296)
Basic and diluted net loss per share attributable to shareholders	$(0.15)	$(0.10)	$(0.11)	$(0.10)	$(0.11)	$(0.08)	$(0.06)	$(0.06)

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended
	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	June 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	June 30, 2015
	(in thousands)
Cost of revenues	$249	$216	$234	$152	$115	$147	$67	$72
Sales and marketing	1,660	1,424	1,390	1,025	605	670	325	182
Research and development	6,318	5,462	4,358	3,255	2,291	3,520	1,248	826
General and administrative	1,920	1,396	1,301	1,016	781	872	628	491
	$10,147	$8,498	$7,283	$5,448	$3,792	$5,209	$2,268	$1,571

The following table sets forth selected unaudited quarterly statements of operations data as a percentage of total revenues for each of the eight quarters ended March 31, 2017.

	Three months ended
	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	June 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	June 30, 2015
Revenues
Subscription solutions	48.7%	43.2%	50.1%	50.4%	53.2%	49.3%	56.0%	56.7%
Merchant solutions	51.3%	56.8%	49.9%	49.6%	46.8%	50.7%	44.0%	43.3%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues
Subscription solutions	9.6%	8.9%	10.5%	10.5%	11.3%	10.9%	12.2%	12.1%
Merchant solutions	33.7%	38.9%	35.4%	34.7%	33.6%	37.1%	32.2%	31.3%
	43.3%	47.7%	45.9%	45.2%	44.9%	48.0%	44.4%	43.4%
Gross profit	56.7%	52.3%	54.0%	54.8%	55.1%	52.0%	55.6%	56.6%
Operating expenses:
Sales and marketing	35.6%	29.9%	32.9%	33.9%	38.5%	32.1%	34.5%	35.8%
Research and development	20.9%	18.8%	19.5%	19.3%	18.8%	19.3%	19.1%	19.6%
General and administrative	11.6%	10.7%	11.0%	11.6%	11.2%	9.9%	10.2%	8.9%
	68.1%	59.4%	63.5%	64.8%	68.5%	61.3%	63.8%	64.3%
Loss from operations	(11.4)%	(7.1)%	(9.5)%	(10.0)%	(13.4)%	(9.3)%	(8.1)%	(7.7)%
Other income (expense)	0.7%	0.3%	0.4%	0.3%	1.1%	0.3%	(0.7)%	0.4%
Net loss	(10.7)%	(6.8)%	(9.2)%	(9.7)%	(12.3)%	(9.0)%	(8.8)%	(7.3)%

We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Our merchants typically process additional GMV during the holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future, and that historical patterns in our business may not be a reliable indicator of our future performance.

Quarterly Revenue and Gross Margin Trends

Our quarterly revenue has generally increased sequentially for each of the past eight quarters, primarily due to sales of new subscriptions to our platform as well as the introduction and growth of merchant solutions, which has masked the impacts of seasonality. Typically our first quarter is our slowest quarter for growth and for the first time, in the three months ended March 31, 2017, we did not experience revenue growth quarter over quarter.

Our gross margin percentage has fluctuated over the past eight quarters and is generally driven by the mix between our higher margin subscription solutions revenue and lower margin merchant solutions revenue. While our total revenues have increased in recent periods, the mix has continually shifted towards merchant solutions revenue, most notably in the fourth quarter due to higher holiday volume. We expect this overall trend to continue over time.

In the three months ended March 31, 2017, due to seasonal mix adjustments and improvements to the underlying margins for both revenue streams, we saw an increase to overall margins.

Quarterly Operating Expenses Trends

Total operating expenses generally increased sequentially for each period presented primarily due to the addition of personnel in connection with the expansion of our business as well as additional marketing initiatives to attract potential merchants.

Key Balance Sheet Information

	March 31, 2017	December 31, 2016
	(in thousands)
Cash, cash equivalents and marketable securities	$395,690	$392,414
Total assets	501,338	490,558
Total liabilities	90,474	80,082
Total non-current liabilities	13,637	13,550

Total assets increased $10.8 million as at March 31, 2017 compared to December 31, 2016, principally due to an increase in merchant cash advances receivable and an increase in cash, cash equivalents and marketable securities. Total liabilities increased by $10.4 million, principally as a result of an increase in accounts payable and accrued liabilities of $7.3 million, which was due to an increase in accrued payroll taxes, payment processing costs, marketing costs, third-party partner commissions. The growth in sales of our subscription solutions offering also resulted in an increase of deferred revenue of $3.1 million.

Contractual Obligations and Contingencies

Our principal commitments consist of obligations under our operating leases for office space. The following table summarizes our contractual obligations as of March 31, 2017:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Bank indebtedness	$—	$—	$—	$—	$—
Operating lease obligations(1)	8,202	35,786	51,232	234,950	330,170
Total contractual obligations	$8,202	$35,786	$51,232	$234,950	$330,170

(1) Consists of payment obligations under our office leases in Ottawa, Toronto, Montreal, Kitchener-Waterloo, and San Francisco.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases (which have been disclosed under "Contractual Obligations and Contingencies").

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates, concentration of credit and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Exchange Risk

While most of our revenues are denominated in U.S. dollars, a significant portion of our operating expenses are incurred in Canadian dollars. As a result, our results of operations will be adversely impacted by an increase in the value of the Canadian dollar relative to the U.S. dollar. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located and these transactions expose us to currency fluctuations to the extent non-U.S. dollar based payment processing and other merchant solutions revenues increase.

Interest Rate Sensitivity

We had cash, cash equivalents and marketable securities totaling $395.7 million as of March 31, 2017. The cash and cash equivalents are held for operations and working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as "held to maturity," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances receivable, and foreign exchange forward contracts subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange forward contracts only with large banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances receivable. Trade and other receivables and merchant cash advances receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party to insure merchant cash advances offered by Shopify Capital. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Management of the Company, under the supervision of the Company’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company, including its consolidated subsidiaries, is made known to the CEO and CFO to ensure appropriate and timely decisions are made regarding public disclosure.

Management of the Company, under the supervision of the Company’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

The Company's CEO and CFO certified the Company's annual report on Form 40-F for the year ended December 31, 2016, as required by Section 302 and Section 906 of the United States Sarbanes-Oxley Act of 2002 ("SOX"). The Company relied on the statutory exemption contained in section 8.1 of National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), which allows it to file with the Canadian securities regulatory authorities the certificates required under SOX as soon as practicable after such certificates are filed with or furnished to the SEC.

As of March 31, 2017, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures. In accordance with the Canadian Securities Administrators National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), the Company has filed interim certificates signed by the CEO and the CFO that, among other things, report on the appropriateness of the financial disclosure, the design of disclosure controls and procedures, and the design of internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the three months ended March 31, 2017, there were no changes in the Company’s internal control over financial reporting, or any other factors that could significantly affect such internal control, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Liquidity and Capital Resources

To date, we have financed our operations primarily through the sale of equity securities, raising approximately $456 million, net of issuance costs, from investors.

In August 2016, we filed a short-form base shelf prospectus with the Securities Commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission. The shelf prospectus and the registration statement allow us to offer and issue the following securities: Class A subordinate voting shares; preferred shares; debt securities; warrants; subscription receipts; and units. The securities may be issued separately or together and the aggregate initial offering price of the securities that may be sold by us during the 25-month period that the prospectus remains effective was initially $500 million. In August 2016, we completed a follow-on public offering of Class A subordinate voting shares for an aggregate amount of $329.9 million which consisted of a treasury offering by us and a secondary offering by certain of our shareholders. The Company received net proceeds of $224.4 million from the follow-on public offering.
Our principal cash requirements are for working capital and capital expenditures. Excluding current deferred revenue, working capital at March 31, 2017 was $380.7 million. Given the ongoing cash generated from operations and our existing cash and cash equivalents, we believe there is sufficient liquidity to meet our current and planned financial obligations. Our future financing requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform and the expansion of sales and marketing activities. Although we currently are not a party to any material undisclosed agreement and do not have any understanding with any third-parties with respect to potential material investments in, or acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents, and marketable securities increased by $3.3 million to $395.7 million as at March 31, 2017 from $392.4 million as at December 31, 2016, primarily as a result of operating activities.
Cash equivalents and marketable securities include money market funds, term deposits, U.S. federal bonds, corporate bonds, and commercial paper, all maturing within the 12 months from the date of the Consolidated Balance Sheet.

The following table summarizes our total cash, cash equivalents and marketable securities as at March 31, 2017 and 2016 as well as our operating, investing and financing activities for the three months ended March 31, 2017, and 2016:

	Three months ended March 31,
	2017	2016
	(in thousands)
Cash, cash equivalents and marketable securities (end of period)	$395,690	$189,464
Net cash provided by (used in):
Operating activities	$3,999	$655
Investing activities	10,303	(28,784)
Financing activities	2,980	844
Effect of foreign exchange on cash and cash equivalents	(27)	1,079
Net increase (decrease) in cash and cash equivalents	17,255	(26,206)
Change in marketable securities	(13,979)	25,497
Net increase in cash, cash equivalents and marketable securities	$3,276	$(709)

Cash Flows From Operating Activities

Our largest source of operating cash is from subscription solutions. These payments are typically paid to us at the beginning of the applicable subscription period. We also generate significant cash flows from our Shopify Payments processing fee arrangements, which are received on a daily basis as transactions are processed. Our primary uses of cash from operating activities are for employee-related expenditures, marketing programs, third-party payment processing fees, network costs, and leased facilities.

Net cash flows from operating activities for the three months ended March 31, 2017, as compared to the same period of 2016, increased by $3.3 million. The increase was primarily as a result of the change in our net loss, which when adjusted for non-cash charges of $4.5 million of amortization and depreciation, and $9.2 million of stock-based compensation expense had a favorable impact of $2.6 million. The changes in our operating assets and liabilities, including an increase in merchant cash advances receivables of $5.4 million, resulted in a net source of cash of $4.0 million, the same amount as in the same period of 2016. The change in the three months ended March 31, 2017 was primarily attributable to: an increase of $8.8 million in accounts payable and accrued liabilities due to an increase in accrued payroll taxes, payment processing costs, marketing costs and third-party partner commissions; and a $3.1 million increase in deferred revenue due to the growth in sales of our subscription solutions. This was offset by an increase in trade and other receivables of $0.6 million, primarily related to unbilled receivables, and an increase of $3.1 million in other current assets driven primarily by an increase in prepaid expenses and deposits.

Cash Flows From Investing Activities

To date, cash flows used in investing activities have primarily related to the purchase and sale of marketable securities, purchases of computer and hosting equipment, leasehold improvements and furniture and fixtures to support our expanding infrastructure and workforce, as well as software development costs eligible for capitalization.
Net cash used in investing activities in the three months ended March 31, 2017 was $10.3 million, reflecting net maturity of $13.9 million in marketable securities. Cash used in investing activities also included $2.6 million used to purchase property and equipment, which primarily consists of expenditures on leasehold improvements, equipment used in our data centers to support our expanding merchant base and equipment to support our growing workforce.

Net cash used in investing activities in the three months ended March 31, 2016 was $28.8 million, reflecting net purchases of $25.7 million in marketable securities. Cash used in investing activities also included $2.7 million used to purchase property and equipment, which primarily consists of expenditures on leasehold improvements, equipment used in our data centers to support our expanding merchant base and equipment to support our growing workforce.

Cash Flows From Financing Activities

To date, cash flows from financing activities have related to proceeds from private placements, our initial public offering, our follow-on public offering, and exercises of stock options.

Net cash provided by financing activities in the three months ended March 31, 2017 was $3.0 million driven by $3.0 million in proceeds from the issuance of Class A subordinate voting shares and Class B multiple voting shares as a result of stock option exercises. This compares to $0.8 million for the same period in 2016, which was primarily proceeds from the issuance of Class B multiple voting shares as a result of stock option exercises.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we re-evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss below.

There have been no significant changes in our critical accounting policies and estimates during the three months ended March 31, 2017 as compared to the critical accounting policies and estimates described in our most recent annual consolidated financial statements.

Recently Issued Accounting Pronouncements not yet Adopted

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-9 “Revenue from Contracts with Customers.” The new accounting standards update requires an entity to apply a five step model to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, updating the implementation guidance on principal versus agent considerations in the new revenue recognition standard. This update clarifies that an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The update also includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. In May 2016, the FASB issued ASU 2016-12, “Narrow-Scope

Improvements and Practical Expedients”, which provides clarification on how to assess collectability, present sales taxes, treat non-cash consideration, and account for completed and modified contracts at the time of transition. ASU 2016-12 also clarifies that an entity retrospectively applying the guidance in Topic 606 is not required to disclose the effect of the accounting change in the period of adoption. All accounting standard updates become effective for reporting periods beginning after December 15, 2017. Early adoption is permitted starting January 1, 2017. The Company continues to assess the impact of the adoption of this new revenue standard on the consolidated financial statements and related disclosures, but believes that as a result of adoption, the Company may capitalize sales commissions and expense on a straight-line basis over the term of identifiable contracts. The Company will also need to provide expanded disclosures relating to the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. The Company is also assessing any financial reporting system changes and related controls that would be necessary to implement the new revenue standard. The Company anticipates adopting the standard effective January 1, 2018 using the full retrospective approach.

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, "Leases", which requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. The standard requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This standard also requires classification of all cash payments within operating activities in the statement of cash flows. A modified retrospective transition approach is required for operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard is effective for annual periods beginning after December 15, 2018. Early adoption is permitted. The Company believes that this standard will have a material impact on its consolidated balance sheets and continues to assess the impact that adoption of this standard will have on the statement of operations and comprehensive loss.

In January 2017, the Financial Accounting Standards Board issued ASU No. 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment", which simplifies the subsequent measurement of goodwill and eliminates Step 2 from the goodwill impairment test. The standard is effective for annual periods beginning after December 15, 2019 including interim periods within those periods and should be applied prospectively. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates on or after January 1, 2017. The Company does not expect the adoption of this standard to have a material impact on the consolidated financial statements.

Shares Outstanding

Shopify is a publicly traded company listed on the New York Stock Exchange (NYSE: SHOP) and on the Toronto Stock Exchange (TSX: SHOP). As of April 28, 2017 there were 78,264,449 Class A subordinate voting shares issued and outstanding, and 13,160,635 Class B multiple voting shares issued and outstanding.

As of April 28, 2017 there were 5,598,275 options outstanding under the Company’s Fourth Amended and Restated Incentive Stock Option Plan, 4,365,940 of which were vested as of such date. Each such option is or will become exercisable for one Class B multiple voting share. As of April 28, 2017 there were 3,015,006 options outstanding under the Company’s Stock Option Plan, 360,143 of which were vested as of such date. Each such option is or will become exercisable for one Class A subordinate voting share.

As of April 28, 2017 there were 2,541,735 RSUs outstanding under the Company’s Long Term Incentive Plan.